UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _______ to _________

Commission file number: 333-32170

PNM RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and address of the plan,
if different from that of the issuer named below)

PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

CONTENTS

PAGE
Report Of Independent Registered Public Accounting Firm	3
Report Of Independent Registered Public Accounting Firm	4
Financial Statements
Statements of Net Assets Available for Benefits as of June 30, 2006 and
June 30, 2005	5
Statements of Changes in Net Assets Available for Benefits for the
Fiscal Years Ended June 30, 2006, June 30, 2005 and June 30, 2004	6
Notes to Financial Statements	7
Exhibit Index	10
Signature	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
PNM Resources, Inc. Employee Stock Purchase Plan
Albuquerque, New Mexico

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Employee Stock Purchase Plan (the “Plan”) as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 25, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
PNM Resources, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the PNM Resources, Inc. Employee Stock Purchase Plan (the “Plan”) as of June 30, 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004, and the changes in its net assets available for benefits for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/S/ GRANT THORNTON LLP

Albuquerque, New Mexico
September 10, 2004

PNM Resources, Inc. Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits

June 30,
	2006	2005

Assets:
Receivable from PNM Resources, Inc.	$-	$-

Liabilities:
Obligations to purchase PNM Resources, Inc.
common stock	-	-

Net Assets Available for Benefits	$-	$-

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30,
	2006	2005	2004

Participant contributions	$2,281,768	$1,608,781	$994,560
Employer non-cash contributions	396,013	282,950	174,384
Purchases of PNM Resources, Inc. common stock	(2,640,083)	(1,886,332)	(1,162,559)
Amounts refunded to plan participants	(37,698)	(5,399)	(6,385)
Net change in net assets available for benefits	-	-	-

Net assets available for benefits at beginning of year	-	-	-

Net assets available for benefits at end of year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements
June 30, 2006, 2005 and 2004

1. Description of the Plan

The following is a brief description of the PNM Resources, Inc. Employee Stock Purchase Plan (the “Plan”) as of June 30, 2006. Please refer to Note 5, Subsequent Event, for amendments made to the Plan effective as of July 1, 2006. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

In March 2003, the Board of Directors of PNM Resources, Inc. (the “Company”) adopted the Plan. Eligible employees who have enrolled in the Plan may contribute from 1% to 10% of their eligible pay each pay period towards purchases. The Plan has been authorized to issue up to 375,000 new shares of the Company’s common stock to the participants of the Plan. As of June 30, 2006, June 30, 2005 and June 30, 2004, a total of 249,717, 146,144 and 62,917 shares had been issued, respectively.

The Plan has two six-month offering periods that begin on January 1 and July 1 and end on June 30 and December 31, respectively. Within each offering period, there are two purchase periods and two purchase dates. The purchase periods are from January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31. The purchase dates are March 31, June 30, September 30 and December 31.

At the end of each purchase period, the accumulated contributions are used to purchase full and fractional shares of the Company's common stock at the discounted purchase price. The discounted purchase price is 85% of the lower of fair market value of the Company's common stock on the two different days in each offering period - the first day of the offering period, or the relevant purchase date.

Plan Year

The Plan Year is July 1 through June 30.

Eligibility

Employees that work at least 20 hours a week and at least five months a year, and have worked for the Company for at least six months before the first day of an offering period are eligible to participate.

Employees who would, after purchasing shares through the Plan, own enough stock that they would possess 5% or more of the total combined voting power or value of all classes of the Company's stock are not eligible to participate.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements - Continued
June 30, 2006, 2005 and 2004

Contributions

The Plan permits eligible employees to contribute from 1% to 10% of their base salary or wages to the Plan on an after-tax basis. Certain types of pay are not included in base salary for contributions (e.g., bonuses, overtime, expense reimbursements, disability benefits, deferred compensation payments, stock option income, or vacation/paid time off sales). Lump sum contributions are also not allowed under the Plan. Employees cannot purchase more than $25,000 of stock each calendar year, as set forth by Internal Revenue Code of 1986 (the “Code”) Section 423.

Employee contributions are recorded by the Plan on the accrual basis as of the date the contributions are withheld from the employees’ compensation. The Company holds participant contributions until the relevant purchase date, at which time common stock of the Company is purchased and distributed to the contributing participants. All funds held by the Company for the Plan are included in the general assets of the Company. Participants may change their contribution elections one time during an enrollment period if the request to do so is timely received. Otherwise, a participant’s change will be effective at the beginning of the next enrollment period (June or December).

Stock Purchase Provisions

The Plan determines the fair market value on two different days in each offering period - the first day of the offering period, or the relevant purchase date. The purchase price of the stock is 85% of the lower of the two prices (the “Look Back Feature”).

On each purchase date, the accumulated contributions are used to purchase shares of the Company’s common stock for the participants. Purchases of shares under the Plan are made directly from the Company from newly issued common shares. However, the Company may also sell to the Plan participants treasury shares, shares purchased by the Company on the open market, or a combination thereof. If the purchase date occurs on a day when the New York Stock Exchange is closed, the purchase date will be the previous trading day.

Change in Presentation

The Statement of Changes in Net Assets Available for Benefits for all years presented reports gross contributions. This presentation includes cash and non-cash contributions. Historically, this statement presented only the cash contributions, which did not include the non-cash contributions of the Company. This change in presentation does not affect the total net assets or the total change in net assets as previously presented.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements - Continued
June 30, 2006, 2005 and 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Plan Administration

The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company (the "Committee"). The Committee has the authority to promulgate rules and regulations for the operation of the Plan, and to adopt forms for use in connection with the Plan, and decide any question of interpretation of the terms of, or rights under, the Plan. The Committee may delegate some or all of its duties and authority to one or more Company employees.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

3. Income Tax Status

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Code. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan at the time of purchase based on provisions of the Code. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

4. Plan Termination

The Plan may be terminated at any time at the discretion of the Board of Directors of the Company.

5. Subsequent Event

In May 2006, the Board of Directors of the Company made amendments to the Plan. The amendments were effective as of July 1, 2006, and included the reduction of the stock purchase price discount for the Company’s common stock from 15% to 5% and elimination of the Look Back Feature used to determine the purchase price. The discounted purchase price for future purchases beginning with the September 30, 2006 purchase date will be determined as 95% of the fair market value of the Company’s common stock on the relevant purchase date.

Exhibit Index:

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Employee Stock Purchase Plan

Date: September 28, 2006	By:	/s/Yvonne Johnson
Yvonne Johnson
Plan Administrator